United States securities and exchange commission logo





                              November 14, 2023

       Hunter Horsley
       Chief Executive Officer
       Bitwise Bitcoin ETP Trust
       c/o Bitwise Investment Advisers, LLC
       400 Montgomery Street, Suite 600
       San Francisco, CA 94104

                                                        Re: Bitwise Bitcoin ETP
Trust
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 25,
2023
                                                            File No. 333-260235

       Dear Hunter Horsley:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
   2. Please describe the AML, KYC and any other procedures conducted by the Trust or
                                                        Sponsor to determine,
among other things, whether the counter-party in any transactions is not a sanctioned
entity. To the extent that the Trust, Sponsor, Authorized Participant or
                                                        Custodian may not know
a counter-party, please add risk factor disclosure regarding the potential risk of
transactions with a sanctioned entity and the impact if such a transaction occurs.
   3. Please revise your disclosure to provide consistent use of terminology throughout. For
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FirstName  LastNameHunter
Bitwise Bitcoin ETP Trust Horsley
Comapany 14,
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               2023     Bitcoin ETP Trust
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         example purposes only, if you intend for the following terms to have different meanings, please revise to disclose or, to the extent you use the following terms interchangeably, please revise to use one term: (i) "Constituent Platforms" and "Constituent Exchanges"
         (ii) "CME CF Cryptocurrency Pricing Products Oversight Committee" and "CME
         Oversight Committee" and (iii) "CME CF Reference Rate" and "BRRNY" and
(iv)
         "Sponsor's management fee" and "Sponsor's Fee."
Cover Page

4. Please revise your disclosure here to identify the initial Authorized Participant as an underwriter, disclose the initial price per Share, and disclose the termination date of the offering, if any.
Statement Regarding Forward-Looking Statements, page i

5.       We note your disclosure that "[t]his prospectus contains
'forward-looking
         statements' within the meaning of Section 27A of the Securities Act of 1933 and Section
         21E of the Securities Exchange Act of 1934 and within the Private Securities Litigation
         Reform Act of 1995." Section 27A(b)(2)(D) of the Securities Act and Section
         21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either remove any reference to the Private Securities Litigation Reform
         Act or clarify that the safe harbor does not apply to this offering. Prospectus Summary, page 1

6. Please revise to disclose whether the Trust is a passive or active investment vehicle and that Shareholders do not have voting rights.
The Trust's Fees and Expenses, page 4

7. We note your disclosure that the "Sponsor's management fee is based on a percentage of the adjusted NAV of the Trust" and that the Sponsor's Fee is paid in bitcoin. Please disclose how the value of the bitcoin for the Sponsor's Fee is determined, including how the NAV of the Trust is adjusted. In addition, please disclose whether the Trust is responsible for paying any costs associated with the transfer of bitcoin to the Sponsor or the sale of bitcoin for costs not included in the Sponsor's Fee. Also disclose whether any of the Trust's expenses payable by the Sponsor from the Sponsor's Fee are capped.
Custody of the Trust's Assets, page 5

8. Please revise your disclosure here to provide quantitative information regarding the portion of the Trust'sprivate keys that are held in cold storage, and revise your disclosure on page 59 to include a more detailed description of the Bitcoin Custodian's procedures for holding the Trust's assets and private keys. In this regard, we note your disclosure on pages 5 and 59 that "[t]he Bitcoin Custodian will keep a substantial portion of the private
 Hunter Horsley
Bitwise Bitcoin ETP Trust
November 14, 2023
Page 3
         keys associated with the Trust   s bitcoin in    cold storage    or
similarly secure technology
         (the    Cold Vault Balance   ), with any remainder of the Vault
Balance held as a Hot Vault
         Balance." Please revise your disclosure on page 59 to describe the "similarly secure technology." In addition, we note that the Trust may receive cash or bitcoin from the
         Authorized Participants and the Bitcoin Trading Counterparty in connection with creations and will give the Authorized Participants and the Bitcoin Trading Counterparty
         bitcoin or cash in connection with redemptions. Please disclose on page 59 how and when the Custodian is directed to transfer the bitcoin from the Cold Vault Balance to the Hot
         Vault Balance or from the Hot Vault Balance to the Cold Vault Balance in connection with (i) receiving bitcoin from the Authorized Participants, (ii) receiving bitcoin from the
         Bitcoin Trading Counterparty, (iii) selling bitcoin to pay the Trust's expenses and liabilities, (iv) transferring bitcoin to the Authorized Participants or the Bitcoin Trading
         Counterparty and (v) paying the Sponsor's fee.
Principal Investment Risks of an Investment in the Trust, page 5

9. Please revise your disclosure to provide quantitative information that demonstrates the volatility of the price of bitcoin.
10. Your disclosure on page 6 that "[a]ll creations and redemptions will take place in-kind" is inconsistent with your disclosure on page 3 that "[a]n Authorized Participant will deliver, or cause to be delivered, bitcoin or cash to the Trust in exchange for Shares when it purchases Shares, and the Trust will deliver bitcoin or cash to an Authorized Participant, or its designee, when it redeems Shares from the Trust." Please revise for consistency, or clarify what you mean.
11. Please revise here to briefly address the risks associated with the competition you will face in launching and sustaining your product, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product. Environmental concerns could slow or curtail the supply of bitcoin, page 12

12. Please briefly address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake. In addition, please revise here to discuss in greater detail the regulations that states have passed or are currently considering that impact crypto asset mining or include a cross-
         reference.
The  prevailing
FirstName       level of transaction
            LastNameHunter           fees, page 15
                               Horsley
Comapany
13.         NameBitwise
       Please               Bitcoin
               revise to provide    ETP Trustinformation regarding the
fluctuations of transaction
                                  quantitative
       fees 14,
November    of the Bitcoin
                2023  Page 3network.
FirstName LastName
 Hunter Horsley
FirstName  LastNameHunter
Bitwise Bitcoin ETP Trust Horsley
Comapany 14,
November   NameBitwise
               2023     Bitcoin ETP Trust
November
Page 4     14, 2023 Page 4
FirstName LastName
Risks Associated with the Market for Bitcoin
The venues through which bitcoin trades are relatively new, page 16

14. Please revise to divide this risk factor into separate risk factors with headings that describe the specific risk highlighted. In this regard, we note, for example, that this risk factor currently addresses the risks related to the lack of regulation of crypto asset exchanges, the risk of fraud and security breaches on crypto asset exchanges, the risk of business failures of crypto asset exchanges, the risk of price manipulation, the risk of front-running and the risk of wash-trading.
Risks Associated with the CME CF Bitcoin Reference Rate - New York Variant and CME Real
Time Price
The BRRNY and CME Real Time Price each have a limited history, page 18

15. Please revise to describe the BRRNY's and CME Real Time Price's limited history by disclosing when each index was created. In addition, please clarify here what you mean by your disclosure that the Trust does not "transact in the Shares based on the BRRNY,"
         as you note that the Trust utilizes the BRRNY for cash creations. Risks Associated with Investing in the Trust
The NAV may not always correspond to the market price of bitcoin, page 20

16. We note your disclosure that the NAV of the Trust may not always correspond to the
         Trust's bitcoin holdings. Please expand to discuss whether or not slippage is more pronounced in the trading of crypto assets as compared to other asset classes and bitcoin as compared to other crypto assets, how the amount of slippage is calculated, if it can constitute a material percentage, and whether or not you take any steps to limit its impact.
Investors may be adversely affected by the creation or redemption orders, page
21

17. Please expand this risk factor to provide a brief description of what is deemed as an
         "emergency" such that the fulfillment of a creation or redemption is not reasonably practicable. In addition, revise your disclosure in the Suspension or Rejection of Redemption Orders section that begins on page 67 to provide a more detailed description of what is deemed as an "emergency" such that the fulfillment of a creation or redemption is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creations and redemptions or the postponement of settlement dates are necessary for the protection of the Trust's
         Shareholders.
Investors may be adversely affected by an overstatement or understatement of the NAV, page 22

18. On page 22, you disclose that "[i]n certain circumstances, the Trust's bitcoin investments may be valued using techniques other than reliance on the price established by the
         BRRNY." Please expand this risk factor to briefly discuss when the value of the Trust's
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         bitcoins will be determined using techniques other than reliance on the price established by the BRRNY. In addition, revise your disclosure in the Trust and Bitcoin Prices section that begins on page 44 to provide a more detailed discussion of the circumstances in which the Trust's bitcoin investments may be valued using techniques other than reliance on the price established by the BRRNY, and disclose which of the Trust's service providers may make this determination.
The development and commercialization of the Trust is subject to competitive pressures, page 24

19. We note your disclosure on page 24 that, if the Sponsor is unable to generate "meaningful revenues from the Trust," it could cause the Sponsor to dissolve and terminate the Trust.
         Please revise to quantify or otherwise describe what "meaningful revenues" means.
         Similarly, we note your disclosure on page 30 that "there can be no assurance that the
         Trust will grow to or maintain an economically viable size, in which case the Sponsor may elect to terminate the Trust, which could result in the
liquidation of the Trust   s
         bitcoin at a time that is disadvantageous to an investor in the Shares." Please revise to quantify or otherwise describe what "an economically viable size" means.
Tax Risk
The IRS may disagree with or seek to challenge, page 29

20. We note your disclosure that the Sponsor has "delivered the Prospective Abandonment
         Notices to the Custodian stating that the Trust is irrevocably abandoning, effective immediately prior to settlement of any creation order for the purchase of new Shares or redemption order for the redemption of existing Shares, all Incidental Rights or IR Assets to which it would otherwise be entitled as of such time and with respect to which it has not taken any Affirmative Action at or prior to such time" and that "the Trust has also abandoned Incidental Rights and IR Assets through Affirmative Actions." Please provide a definition for the term "Affirmative Actions" here. In addition, please revise your disclosure in the Incidental Rights and IR Assets section on page 53 to disclose if and, if so, how the Sponsor will notify Shareholders if it changes its position of abandoning all Incidental Rights and IR Assets.
Other Risks
Shareholders' limited rights of legal recourse against the Trust, page 34

21. Please expand this risk factor to discuss the insurance policy held by the Bitcoin
         Custodian so that investors understand the amount to which the insurance policy covers or does not cover the Trust's bitcoin held by the Bitcoin Custodian. The Trust and Bitcoin Prices
The CME CF Bitcoin Reference Rate - New York Variant, page 44

22. We note your disclosure on page 45 that "[t]he Sponsor, in its sole discretion, may cause the Trust to price its portfolio based upon an index or standard other than the
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         BRRNY at any time, with prior notice to the Shareholders, if investment conditions change or the Sponsor believes that another index or standard better reflects the price of bitcoin." Please revise to disclose the criteria the Sponsor will use to determine that another index or standard better aligns with the Trust's investment objective and strategy.
         In addition, please disclose how and when the Shareholders will be notified that the
         Sponsor has caused the Trust to price its portfolio based on an index or standard other than the BRRNY.
23. Please include a brief description of each of the Constituent Exchanges, including where they are located and how they are licensed and regulated.
Contingency Calculation Measures, page 46

24. Please revise your list of contingency provisions on page 46 to clarify the difference between each situation. For example, if a Relevant Transaction is not available, it is disregarded in the calculation, but, if one or more Relevant Transactions occur but cannot be retrieved, the Constituent Platform is disregarded in the calculation. Clarify the difference between a situation in which the Relevant Transaction is disregarded and a situation in which the Constituent Platform is disregarded. In addition, please provide a definition here for the "Calculation Agent."
Delayed Calculation & Publication, page 47

25. We note your disclosure on page 47 that "[s]hould the Administrator not be able to calculate and publish the BRRNY by 23:59:59 London time on that Calculation Day then the Calculation Failure provisions shall come into effect." Please revise to disclose the
         New York time at 23:59:59 London time. In addition, please revise this sentence and throughout to clarify whether by "Administrator" you are referring to the BRR
         Administrator or to the Trust's Administrator.
Calculation of NAV, page 51

26. We note your response to prior comment 7. Please address the following with respect to your application of ASC Topic 820:
             Provide us with your accounting policy for determining the fair value of bitcoin in accordance with ASC Topic 820.
             As the trust is expected to primarily transact with the bitcoin markets through the
             Authorized Participant, confirm for us that your determination of the principal market will be from the perspective of the Authorized Participant.
             Tell us if you and/or your Authorized Participant plan to transact in multiple markets. If so, please ensure that your accounting policy reflects that fact and describes the types of markets in which you and/or your Authorized Participant expect to transact. In that regard, we note that ASC 820-10-35-36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market).
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Bitwise Bitcoin ETP Trust Horsley
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                Clarify for us whether you anticipate your principal market will be one which you or your Authorized Participant will be able to access and in which you or your
              Authorized Participant will normally transact. Refer to ASC Topics 820-10-35-6A and 820-10-35-5A respectively.
27. We note your disclosure on page 51 that the Exchange will calculate an updated
         ITV every 15 seconds from 9:30 a.m. EST to 4:00 p.m. EST using either the CME Bitcoin
         Real Time Price or another price of bitcoin derived from updated bids and offers indicative of the spot price of bitcoin. Please disclose how the Exchange determines whether to use the CME Bitcoin Real Time Price or another price of bitcoin to calculate the ITV. In addition, please revise to (i) include a description of how the CME Bitcoin
         Real Time Price is calculated, (ii) disclose the Exchange's source(s) for updated bids and offers, (iii) disclose how the Exchange determines which bids and offers are "indicative of the spot price of bitcoin," and (iv) include a description of how the Exchange calculates the price of bitcoin using the updated bids and offers. Also revise to include a brief definition of the term "CTA/CQ High Speed Lines."
28. Please clarify how the ITV is calculated from the last trade on each exchange. In this regard, we note your disclosure that the ITV "draws prices from the last trade on each trading platform." In addition, please revise to clarify what you mean by your disclosure that "[t]he NAV uses a 30-minute window" as your disclosure elsewhere states that the
         NAV is calculated by using the BRRNY, which includes Relevant Trades from the
         Constituent Exchanges that occur from 3:00 p.m. EST to 4:00 p.m. EST. In addition, please clarify what you mean by your disclosure that the "NAV is based on a price established during the business day in London" as elsewhere you disclose that you use the
         BRRNY, which "was designed to provide a daily, 4:00 p.m. New York time reference rate of the USD price of one bitcoin that may be used to develop financial products."
29. You state that the "pause between 4:00 p.m. EST and 5:30 p.m. EST (or later) provides an opportunity to algorithmically detect, flag, investigate, and correct unusual pricing should it occur." Please revise to clarify who is responsible for monitoring for unusual pricing, who can correct the price, and how any such correction would impact the Index Price and/or NAV.
Additional Information About the Trust
The Trust's Fees and Expenses, page 52

30. We note your disclosure that the "Sponsor, from time to time, may temporarily waive all or a portion of the Sponsor's Fee at its discretion for a stated period of time." Please revise to disclose examples of when the Sponsor may waive all or a portion of the
         Sponsor's Fee, and disclose whether the Shareholders will be notified and, if so, how.
31. Please explain how the Trust's bitcoins will be sold in connection with the termination of the Trust, and clarify whether Shareholders will receive a combination of bitcoin and cash or only cash. In this regard, we note your disclosure on page 53 that "if the Trust is
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FirstName  LastNameHunter
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         terminated and liquidated, the Sponsor will distribute to the Shareholders any amounts of the cash proceeds of the liquidation remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Sponsor will determine."
32. Please expand this section to describe the mechanics of how the Trust s bitcoin will be
         exchanged for U.S. dollars to pay the Trust   s expenses and
liabilities, including whether
         the Trustee or the Sponsor will use a third-party or affiliate to assist in the sale of the
         Trust   s bitcoins, and, if so, disclose any risks or conflicts of interests that may exist in
         connection with how the Trustee or Sponsor arranges for the sale of
the Trust   s bitcoin.
Amendment, page 56

33. Please revise to disclose how the Sponsor will notify the Shareholders of material amendments to the Trust Agreement.
Custody of the Trust's Assets, page 59

34. Please revise your disclosure to include a materially complete discussion of your custody arrangements. For example, disclose the term and termination provisions of your custody agreement, describe the procedures for moving the Trust's assets out of cold storage in connection with redemptions, the procedures for moving bitcoin into cold storage in connection with creations, the percentage of the Trust's private keys held in cold storage, the geographic location of where the Trust's assets will be stored, the limit on the amount that can be held in each cold storage account, and whether the insurance provider or any other entity will be responsible for verifying the existence of the Trust's bitcoin. In this regard, we note that you have provided a summary of your custody procedures on page 5 but you should discuss your custody procedures in greater detail here or include cross-
         references to where investors can find such disclosure.
35. We note your disclosure on page 59 that "[t]he Bitcoin Custodian has also agreed in the
         Custody Agreement that it will not, directly or indirectly, lend, pledge, hypothecate or
         rehypothecate any of the Trust   s bitcoin." Please disclose whether
and under what
         circumstances the Trust, the Sponsor or any other entity is permitted to lend, pledge,
         hypothecate or rehypothecate any of the Trust   s bitcoin.
Plan of Distribution
Authorized Participants, page 61

36. Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement.
37. Please expand your disclosure regarding the mechanics of the creation and redemption transactions, including whether your Authorized Participants and Bitcoin Trading
         Counterparty will be required to maintain an account with your Custodian, whether and how the Authorized Participants are able to participate directly in the acquisition, transfer
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Bitwise Bitcoin ETP Trust Horsley
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         or receipt of bitcoin and whether in-kind transactions with the Authorized Participants or bitcoin transactions with the Bitcoin Trading Counterparty will be settled on-chain or off-
         chain and any risks associated with the settlement process. In this regard, we note your disclosure on page 63 that the delivery of bitcoin to the Bitcoin Custodian or to an
         Authorized Participant "may settle on the Bitcoin Network." Please also describe the specifics of how an Authorized Participant and Bitcoin Trading Counterparty will facilitate the deposit of bitcoin with the Trust, including the various steps necessary to transfer the bitcoin to its ultimate storage location with the Custodian, and whether and under what circumstances the Authorized Participant or Bitcoin Trading Counterparty will utilize an affiliate or third-party to transfer the bitcoin to the Custodian.
Creation and Redemption of Shares
Cash Creation Procedures, page 64

38. Please revise to disclose the reasons why the Sponsor may choose to limit the number of
         Shares created pursuant to Cash Purchase Orders and the impact such limitation may have on the Trust's Shares in the secondary market.
39. Please revise to identify the Bitcoin Trading Counterparty, describe the approval process of the Bitcoin Trading Counterparty, including any specific criteria for engagement as a
         Bitcoin Trading Counterparty such as whether the Bitcoin Trading Counterparty may be an affiliate of the Trust and/or Sponsor, and disclose the material terms of any agreement you have with the Bitcoin Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Bitcoin Trading Counterparty to participate in cash orders for creations or redemptions.
40. Please disclose whether the Authorized Participants must pay a non-refundable fee in connection with the cash creations and cash redemptions.
Conflicts of Interest, page 69

41. Please revise to describe the Sponsor's policies and procedures to identify the conflicts of interest associated with its principals, officers, directors and employees that are trading bitcoin, bitcoin futures and related contracts or other bitcoin-linked derivatives.
Governing Law; Consent to Delaware Jurisdiction, page 75

42. We note your disclosure on page 75 that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in
         Delaware. Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and
 Hunter Horsley
Bitwise Bitcoin ETP Trust
November 14, 2023
Page 10
      regulations thereunder. If this provision does not apply to actions arising under the
      Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                             Sincerely,
FirstName LastNameHunter Horsley
                                                             Division of
Corporation Finance
Comapany NameBitwise Bitcoin ETP Trust
                                                             Office of Crypto
Assets
November 14, 2023 Page 10
cc:       Richard J. Coyle
FirstName LastName